Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

July 26, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Mr. Kevin Dougherty Mr. Timothy S. Levenberg

Re:	Offshore Group Investment Limited Registration Statement on Form S-4 Filed June 10, 2011 File No. 333-174851

Dear Messrs. Schwall, Dougherty and Levenberg:

This letter is in response to your letter dated July 8, 2011, to Offshore Group Investment Limited (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the above referenced filing. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form S-4

1.	Comment. We note that you are registering the exchange of the notes and guarantees in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Therefore, please provide us with a supplemental letter with the next amendment which (1) states that you are registering the exchange offer in reliance on our position contained in those letters and (2) includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response. In response to the Staff’s comment, the Company has provided a supplemental letter stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital Holdings Corp., Morgan Stanley

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July 26, 2011

& Co. Inc., and Shearman & Sterling no-action letters. The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Cautionary Note Regarding Forward-Looking Statements, page 1

2.	Comment. If you retain this section, revise it to eliminate any suggestion that the disclosure would be “subject to the safe harbor provisions of the U.S. federal securities laws.” The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response. The Company has deleted the reference to the safe harbor on page 1.

Acceptance of Old Notes for Exchange; Issuance of Exchange Notes, page 45

3.	Comment. We note the disclosure indicating that you will issue exchange notes “promptly after “acceptance.” Please revise the prospectus to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Response. The Company has revised the disclosure to clarify that the issuer will issue the new notes or return the old notes promptly after expiration of the exchange offer.

Signatures

4.	Comment. Please revise to indicate for each of your subsidiary guarantors which individual is signing the registration statement in the capacities of principal executive officer or officers, principal financial officer, and controller or principal accounting officer. See Instructions 1 and 2 to the Signatures section of Form S-4.

Response. The Company has revised the signature pages for the subsidiary guarantors to identify those individuals signing in the capacity as principal, executive, financial and accounting officer.

Exhibits

5.	Comment. Ensure that you file all the required exhibits for the registrant, Offshore Group Investment Limited, and revise the exhibit index to identify clearly which entity constitutes the “Company” in that context.

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July 26, 2011

Response. The Company has revised, where appropriate, Item 21 of the Registration Statement and the exhibit index to clarify the exhibits that are incorporated by reference into the Registration Statement from a filing by Vantage Drilling Company.

Exhibit 5.1

6.	Comment. For debt securities, counsel must opine on the laws of the state governing the indenture. In this regard, Section 13.08 of the Indenture dated July 30, 2010, provides that the internal law of the state of New York will govern and be used to construe the indenture, the notes, the registration rights agreements, the note guarantees and the collateral agreements. However, the limitation set forth in the final paragraph of the opinion at page 2 appears to exclude the laws of the state of New York. Please obtain and file a revised legality opinion.

Response. In response to the Staff’s comment, the Company has filed a revised opinion of Porter Hedges LLP.

7.	Comment. In addition, the legality opinion must not exclude the corporate laws of the jurisdiction of incorporation or organization of the registrant or any of the guarantors. In this regard, we note that the registrant is organized in the Cayman Islands, and that the guarantors are organized in the Cayman Islands, as well as the Marshall Islands, Malaysia/Labuan, Malaysia, The Netherlands and Hungary. However, we note that the limitation set forth in the final paragraph of the opinion at page 2 appears to exclude the laws of each of these jurisdictions. Please obtain and file a revised legality opinion with no such limitation or that makes clear that it addressees all applicable laws.

Response. In response to the Staff’s comment, the Company has filed a revised opinion of Porter Hedges LLP. The Company has filed opinions of counsel in the various jurisdictions referenced in the Staff’s comment with respect to matters governed by the laws of the Cayman Islands, Marshall Islands, Malaysia, The Netherlands and Hungary.

8.	Comment. In the revised opinion, ensure that counsel identifies by name all parties upon whose securities it is opining. The current version of the opinion refers to “certain subsidiaries” and would require the reader to refer to another document to attempt to ascertain which parties are involved.

Response. In response to the Staff’s comment, the Company has filed a revised opinion of Porter Hedges LLP.

9.	Comment. We refer you to the assumptions listed in clauses (i) and (ii) of the third paragraph and in the fifth paragraph. These assumptions are not appropriate to the extent

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July 26, 2011

that they relate to your company or to any of the guarantors. Please obtain and file a revised legality opinion.

Response. In response to the Staff’s comment, the Company has filed a revised opinion of Porter Hedges LLP that omits the assumptions referenced in the Staff’s comment.

Exhibit 99.1

10.	Comment. Please revise to delete the language in the letter of transmittal requiring the holder to acknowledge or certify that the holder has “read,” “reviewed,” or “understands” all of the terms of the exchange offer.

Response. In response to the Staff’s comment the Company has revised the letter of transmittal.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours,

/s/ Bryan K. Brown
Bryan K. Brown

cc:	Mark Howell
Vantage Drilling Company

OFFSHORE GROUP INVESTMENT LIMITED

July 26, 2011

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Offshore Group Investment Limited Registration Statement on Form S-4

Ladies and Gentlemen:

Offshore Group Investment Limited (the “Registrant”), the primary obligor under the 11 1/2% Senior Secured First Lien Notes due 2015 (the “Restricted Notes”) is registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrant represents as follows:

1. The Registrant has not entered into any arrangement or understanding with any person to distribute the 11 1/2% Senior Secured First Lien Notes due 2015 to be received in the Exchange Offer (the “Exchange Notes”) and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrant further represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own

PO Box 309 GT • Ugland House • South Church Street • George Town • Grand Cayman • Cayman Islands

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July 26, 2011

account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrant or any affiliate of the Registrant to distribute the Exchange Notes.

5. The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer which holds Restricted Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

6. The Registrant will require the exchange offeree to represent to the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, OFFSHORE GROUP INVESTMENT LIMITED

By:	/s/ Douglas G. Smith
Name:	Douglas G. Smith
Title:	Chief Financial Officer and Treasurer

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